Exhibit (d)(2)

NON-DISCLOSURE AGREEMENT

May 18, 2015

Carlyle Investment Management L.L.C.

520 Madison Avenue

New York, NY 10022

Attention: Andrew Crawford

Dear Sirs:

Carlyle Investment Management L.L.C. (“Carlyle” or “you” or “your”) has requested certain non-public information regarding Blyth, Inc. (the “Company” or “us” or “we”) to explore the possibility of a transaction between you or one or more of your Affiliates and/or designees and the Company (the “Transaction”). As a condition to furnishing such information to you, the Company is requiring you to agree to the following provisions set forth in this Confidentiality Agreement (this “Agreement”).

1. Certain Definitions. As used in this Agreement:

(a) “Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such specified Person (provided that your Affiliates shall exclude your portfolio companies). The term “control,” when used with respect to any specified Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have correlative meanings.

(b) “Evaluation Material” means any information or data concerning the Company or any of its subsidiaries, whether in oral or written form, that is disclosed to you or any of your Representatives by the Company or any of its Representatives in connection with the Transaction, together with all notes, memoranda, summaries, analyses, compilations, forecasts, studies, data and other documents and materials (in whatever form maintained) relating thereto that are prepared by you or any of your Representatives to the extent that they use or contain any such information. Notwithstanding the foregoing, “Evaluation Material” does not include information or data that (i) is or was independently developed by you or your Representatives without reference to the Evaluation Materials; (ii) is or becomes available to the public, other than as a result of disclosure by you or your Representatives in breach of this Agreement; (iii) is already in your or your Representatives’ possession or becomes available to you on a non-confidential basis from a source other than the Company or any of its Representatives, so long as that source is not known by you to be bound by a confidentiality agreement with or other obligation prohibiting such disclosure; or (iv) was within your or your Representatives’ possession prior to it being furnished to you or your Representatives by the Company pursuant hereto.

(c) “Person” means any natural person, business, corporation, company, association, limited liability company, partnership, limited partnership, limited liability partnership, joint venture, business enterprise, trust, governmental authority or other legal entity.

(d) “Representatives” means, with respect to any Person, such Person’s Affiliates and the respective partners, managing members, directors, officers, owners, shareholders, co-investors, employees, managers, agents and advisors (including attorneys, accountants, investment bankers, financial advisors and consultants) of such Person and such Person’s Affiliates, together with any actual or potential sources of financing for such Person or its Affiliates.

2. Confidentiality and Disclosure of Evaluation Material.

(a) Confidentiality and Use of Evaluation Material. Except as required by law or regulation or as otherwise provided for herein, you agree that all Evaluation Material shall be kept confidential and disclosed by you only to those of your Representatives to whom disclosure is needed in order to facilitate your evaluation of the Transaction and who will abide to maintain the confidentiality of the Evaluation Material. You shall be liable for any breaches of this Agreement to the extent applicable to Representatives by any of your Representatives unless such Representatives have entered into a confidentiality agreement with the Company.

(b) Compulsory Disclosure of Evaluation Material. In the event that you or any of your Representatives is requested or required by a governmental or regulatory body (including stock exchanges or self-regulatory organizations) (by interrogatories, requests for information, subpoena or other documents or requests) to disclose any Evaluation Material, you shall provide the Company with prompt written notice (to the extent reasonably practicable and permitted by law, regulation or professional standard) of such request or requirement so that the Company may seek (at the Company’s sole expense) an appropriate protective order and/or, in its sole discretion, waive compliance by you or your Representatives with the applicable provisions of this Agreement. If, in the absence of such a protective order or waiver, you or any of your Representatives are nonetheless legally compelled or requested to disclose any Evaluation Material, then you or such Representative may disclose only such portion of the Evaluation Material as is legally required or requested to be disclosed without liability under this Agreement so long as you use commercially reasonable efforts to obtain assurances that such disclosed Evaluation Material will be afforded confidential treatment and to preserve the confidentiality of the remainder of the Evaluation Material. We will assume all reasonable costs associated with any such disclosure of Evaluation Materials that you are legally required or requested to make. Notwithstanding anything herein to the contrary, Evaluation Material may be disclosed by you and your Representatives when pursuant to an ordinary course examination by a regulator, bank examiner or self-regulatory organization not specifically directed at the Company, the Transaction or the Evaluation Material.

(c) Other Disclosure. Except for disclosures pursuant to Section 2(a) or Section 2(b) or as otherwise provided herein, neither party shall: (a) make any disclosure to any other Person of (i) the fact that discussions are taking place concerning a potential Transaction, (ii) the existence or contents of this Agreement, (iii) the fact that you or your Representatives have requested or received Evaluation Material or (iv) any of the terms or conditions relating to the Transaction, including the status thereof; or (b) make any public statement concerning the Transaction (any disclosure or statement described in clauses (a) or (b) being a “Public Statement”). If either party determines that it is required to make any Public

Statement for it not to be in violation of any applicable law, regulation, professional standard, order or listing agreement, then, in addition to complying with Section 2(b), such party shall (x) provide the other party with the text of such Public Statement as far in advance of its disclosure as is reasonably practicable and (y) consider in good faith the other party’s suggestions concerning the nature and scope of the information to be contained therein.

3. Securities Law Restrictions. You acknowledge that the Evaluation Material, if disclosed, may contain material non-public information concerning the Company, and you are aware of the restrictions imposed by U.S. federal and stale securities laws, and the rules and regulations promulgated thereunder, on Persons in possession of material non-public information. Nothing herein shall constitute an admission by either party that any Evaluation Material or other such information in fact contains material non-public information concerning the Company.

4. No Representations or Warranties. You acknowledge and agree that: (a) no representation or warranty, express or implied, is or has been, made by us or any of our Representatives as to the accuracy or completeness of any of the Evaluation Material; and (b) you shall be entitled to rely only on those representations and warranties that are expressly set forth in a definitive written agreement to consummate the Transaction that is executed and delivered by both you, us or our respective Affiliates (a “Definitive Transaction Agreement”).

5. Return, Destruction or Erasure of Evaluation Material. At any time upon the Company’s written request, except as may be required to be maintained by law, regulation (including regulatory compliance policy) or professional standard, you shall either, at your option, return or destroy or erase (to the extent commercially reasonable or technically practicable), all Evaluation Material (including all copies, reproductions, summaries, analyses or extracts thereof or based thereon) in the possession or control of you or any of your Representatives (and, in the case of destruction or erasure, promptly provide to us a certificate and signed by a duly authorized representative confirming such destruction or erasure). Notwithstanding the foregoing, the Company understands and agrees that (a) you and your Representatives may maintain back-up, archival electronic storage of the Evaluation Material in order to comply with law or regulation or internal document retention and business continuity policies and procedures and (b) you and your Representatives will also be permitted to retain copies of such Evaluation Materials as may be necessary to document your consideration of the proposed Transaction for the purpose of establishing compliance with any applicable laws, regulations or professional standards and for defending or maintaining any litigation (including any administrative proceeding) relating to this agreement or the Evaluation Materials, provided that all such information shall continue to be kept confidential pursuant to the terms of this Agreement. Notwithstanding any such return, destruction or erasure of the Evaluation Material, you and your Representatives shall continue to be bound by the obligations of confidentiality hereunder.

6. Communications Regarding the Transaction; Due Diligence. Unless otherwise directed by the Company in writing, you agree that all communications concerning the Transaction and your due diligence investigation (including requests for additional Evaluation Material, meetings with management and site visits) shall be directed solely to the representatives of the Company designated by the Company (each, a “Company

Representative”). You and your Representatives shall not contact or communicate with any of the directors, officers, employees or customers of the Company about the Transaction, unless approved in advance and in writing by the Company Representative or unless introduced to you or your Representatives by a Company Representative. Notwithstanding anything in the foregoing to the contrary, nothing herein shall prohibit us from engaging in any communications with the Company or any of its Representatives not concerning a Transaction in the ordinary course of business or consistent with past practices.

7. Standstill. Unless a Release Event (as defined below) with respect to the Company shall have occurred, you (or anyone authorized to act on your behalf) shall not, for a period of six months after the date of this Agreement, directly or indirectly, do the following unless requested by the Company or in connection with the Transaction:

(a) make any statement or proposal to the board of directors of the Company or any of its stockholders with respect to, or make any public announcement, proposal or offer (including any “solicitation” of “proxies” as such terms are defined or used in Regulation 14A of the Securities Exchange Act of 1934, as amended) with respect to, or otherwise solicit, seek or offer to effect (i) any business combination, consolidation, merger, tender offer, exchange offer or similar transaction involving the Company or any of its subsidiaries, (ii) any restructuring, recapitalization, liquidation or similar transaction involving the Company or any of its subsidiaries, (iii) any acquisition of more than 4.99% of any voting securities or rights or options to acquire interests in any such voting securities of the Company or any of its subsidiaries, (iv) any proposal to seek representation on the board of directors of the Company or any of its subsidiaries or otherwise (whether alone or in concert with others) seek to control or influence the management, board of directors or policies of the Company or any of its subsidiaries, (v) any request or proposal to waive, terminate or amend the provisions of this Agreement or (vi) any proposal or other statement that is inconsistent with the terms of this Agreement, including this Section 7(a); provided, that this clause (a) shall not apply to any request to waive your obligations under this Section 7 so long as such request is not made in a manner which would reasonably be expected to require the Company to make a public announcement regarding such request;

(b) encourage or assist any other Person (including forming, joining or in any way participating in a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) with any such other Person) to do, or enter into any discussions or agreements with any other Person with respect to, any of the actions set forth in clause (a) above;

(c) take any action which would reasonably be expected to require the Company to make a public announcement regarding any of the actions set forth in clause (a) above; or

(d) offer to acquire, acquire, own or sell (or propose, agree or seek permission, to acquire, own or sell), of record or beneficially, by purchase, sale or otherwise, any voting securities or indebtedness of the Company, or rights or options to acquire interests in any voting securities or indebtedness of the Company (except that you may purchase for investment in market transactions beneficial ownership of up to 5% in aggregate of the outstanding voting securities or indebtedness of the Company or any of its subsidiaries, or rights or options to acquire interests in any voting securities or indebtedness of the Company or any of its subsidiaries);

in each case unless and until you have received the prior written approval of our board of directors to do any of the foregoing. The foregoing shall not apply to your Representatives effecting or recommending transactions in securities in the ordinary course of their business as an investment advisor, broker, dealer in securities, market maker, specialist or block positioner.

As used herein, the term “Release Event” means any of the following: (i) we enter into a definitive agreement with respect to, or publicly announce that we plan to enter into, a transaction with an Person or “group” of Persons involving the direct or indirect acquisition by such Person or group of all or a controlling portion of our equity securities or all or substantially all of our assets (whether by merger, consolidation, business combination, tender or exchange offer or otherwise) or (ii) a Person (other than you in violation of this Agreement) has commenced a tender offer or an exchange offer for a majority of the total outstanding number of the Company’s voting securities, which the Company and its board of directors does not reject within ten business days following commencement of such tender offer or exchange offer or within ten business days after any material increase in the consideration being offered thereunder.

8. No Joint Bidding. You hereby represent and warrant that you are not acting as a broker for or representative of any other Person in connection with the Transaction, and you are considering the Transaction solely and exclusively for your and your Affiliates’ own account. You represent that other than as disclosed to the Company in writing prior to the execution of this Agreement, you have not entered into, directly or indirectly, any agreement with any Person (other than any of your Representatives in such capacity) with respect to a possible transaction involving the Company or that could otherwise affect such Person’s decisions or actions with respect to a possible transaction involving the Company.

9. Remedies. Each party agrees that money damages may not be a sufficient remedy for a breach or a threatened breach of this Agreement and that each party shall be entitled to seek specific performance and injunctive or other equitable relief without the posting or securing of a bond or other security as a remedy for any such breach or threatened breach, in addition to all other remedies available at law or in equity. Such injunctive or other equitable relief shall be available without the obligation to prove any damages underlying such breach or threatened breach. Each party agrees not to raise as a defense or objection to the request or granting of such relief that any breach of this Agreement is or would be compensable by an award of money damages and each party further agrees to waive (and to use commercially reasonable efforts to cause all of their Representatives to waive) any requirement for the securing or posting of any bond or other security in connection with any such remedy. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

10. No Waiver of Privilege. To the extent that any Evaluation Material includes materials subject to the attorney-client privilege, the Company is not waiving or diminishing, and shall not be deemed to have waived or diminished, its attorney work-product protections, attorney-client privileges or similar protections and privileges as a result of disclosing any Evaluation Material (including any Evaluation Material related to pending or threatened litigation) to you or any of your Representatives.

11. Liability for Representatives. Notwithstanding anything to the contrary provided herein, none of the provisions of this Agreement shall in any way limit the activities of your Affiliates, provided that (i) such Affiliates have not been given access to the Evaluation Materials by you or your Representatives and (ii) such Affiliates are not acting on your behalf or upon your instruction or encouragement in contravention of any term or provision of this Agreement. In addition, the Company acknowledges that you and your Representatives may be involved, invested or interested in, now or in the future, directly or indirectly, various other business and activities, including businesses that may be similar to or competitive with the Company. Nothing in this Agreement shall limit the rights of such parties to (i) make such investments or pursue any opportunities or grant the Company any right to participate therein or (ii) from investing in, operating or participating in the management of its own business(es) or entity(ies) which compete or may compete, directly or indirectly, with the Company.

12. Term. Except for Sections 9 (Remedies), 13(h) (Governing Law; Forum) and 13(i) (WAIVER OF JURY TRIAL), which shall be binding in perpetuity or until the latest date permitted by applicable law, and except for provisions that expressly state that they terminate on an earlier date, this Agreement shall expire at the earlier of (i) two years from the date of this Agreement and (ii) the consummation of the Transaction.

13. Miscellaneous.

(a) Entire Agreement. This Agreement contains the sole and entire agreement between the parties with respect to the matters set forth herein.

(b) Data Site Provision. The terms of this Agreement shall control over any additional purported confidentiality requirements imposed by any offering memorandum, web-based database or similar repository of Evaluation Material to which you or your Representatives is granted access in connection with the evaluation, negotiation or consummation of the Transaction, notwithstanding acceptance of such an offering memorandum or submission of an electronic signature, “clicking” on an “I Agree” icon or other indication of assent to such additional confidentiality conditions, it being understood and agreed that your confidentiality obligations with respect to the Evaluation Material are exclusively governed by this Agreement and may not be amended except by an agreement executed by the parties hereto in writing.

(c) Ownership of Evaluation Material: No License. All of the Evaluation Material is and shall remain the property of the Company. The parties acknowledge and agree that neither the Company nor any of its Representatives grants any license or other property right or interest in, by implication or otherwise, any copyright, patent, trademark, mask work, database or other intellectual or intangible property or proprietary information disclosed, embodied fixed, comprised or contained in any Evaluation Material.

(d) Assignment; Successors. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any party without the prior written consent of the non-assigning party. Any purported assignment without such consent shall be void and unenforceable. Any purchaser of the Company or all or substantially all of the Company’s assets shall be entitled to the benefits of this Agreement whether or not this Agreement is assigned to such Person.

(e) Amendment and Waiver. This Agreement may be amended, modified or waived only by a separate written instrument duly signed and delivered by or on behalf of both parties. Each party agrees that no failure or delay by the other party in exercising any right, power or privilege hereunder will operate as a waiver, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver.

(f) Severability. The invalidity, illegality or unenforceability of any provision of this Agreement shall not impair or affect the validity, legality or enforceability of any other provision of this Agreement, unless the enforcement of such other provision in such circumstances would be inequitable as determined by a court of competent jurisdiction.

(g) No Obligation to Complete a Transaction. Each party understands that the other party has not, as of the date hereof, authorized or made any decision to pursue any Transaction. This Agreement is not intended to, and does not, constitute an agreement or impose any obligation on either party: (i) to consummate a Transaction; (ii) to conduct or continue discussions or negotiations concerning a Transaction; (iii) to enter into a joint venture or other business relationship of any kind; or (iv) to enter into or negotiate a Definitive Transaction Agreement. Except for matters specifically agreed to in this Agreement, neither party shall have any rights or obligations of any kind whatsoever with respect to a Transaction by virtue of this Agreement or any other written or oral expression by the parties or their respective Representatives unless and until a Definitive Transaction Agreement is executed and delivered. You acknowledge that the Company reserves the right, in its sole discretion and without giving any reason therefor, to: (A) provide or not to provide Evaluation Material to, and to request the return, destruction or erasure of Evaluation Material by, you or any of your Representatives; (B) adopt additional specific procedures to protect the confidentiality of the Transaction or certain sensitive Evaluation Material; (C) reject any proposals made by you or any of your Representatives; (D) terminate discussions or negotiations with you or any of your Representatives; and (E) engage in discussions or negotiations, and to enter into any agreement, with any other Person, in each case, in the Company’s sole discretion, without notice to you or any of your Representatives, at any time and for any reason or no reason. You shall not have any claim or cause of action against the Company or any of its Representatives in respect of the foregoing, except as specifically set forth in any Definitive Transaction Agreement or as otherwise provided in this Agreement.

(h) Governing Law; Forum. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the principles of conflicts of laws in any jurisdiction. Each party consents and submits to the exclusive jurisdiction of the courts of the State of New York and the courts of the United States located in New York for the adjudication of any action or legal proceeding relating to or arising out of this Agreement and the transactions contemplated hereby (and each party agrees not to commence any action or legal proceeding relating thereto except in any such court). Each party hereby irrevocably and unconditionally waives any objection which it may now or hereafter have to the laying of venue in such courts and agrees not to plead or claim in any such court that any such action or legal proceeding brought in any such court has been brought in an inconvenient forum. Each party hereby agrees that service of any process, summons, notice or document by overnight courier addressed to such party shall be effective service of process for any such suit, action or proceeding brought against such party in any such court. Each party hereto agrees that a final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon such party and may be enforced in any other courts to whose jurisdiction such party is or may be subject by suit upon such judgment.

(i) WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

(j) Counterparts. This Agreement may be signed in any number of counterparts (including by fax and PDF) with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart hereof signed by the other party hereto.

[Signature page follows]

Very truly yours,

BLYTH, INC.

By:	/s/ Robert Goergen, JR
Name:	ROBERT GOERGEN, JR
Title:	CEO

Accepted and agreed to

As of the date first written above:

CARLYLE INVESTMENT MANAGEMENT L.L.C.

By:	/s/ David Stonehill
Name:	David Stonehill
Title:	Managing Director

Signature Page to Blyth, Inc. Confidentiality Agreement